PLEDGE AGREEMENT

THIS PLEDGE AGREEMENT (this "Agreement"), dated November 16, 2004, is made and entered into by and between **INTEGRATED ALARM SERVICES GROUP, INC.**, a Delaware corporation ("Parent"), **MADISON PROTECTION, INC.**, a Delaware corporation ("Madison Protection", together with Parent, the "Pledgors"), and **WELLS FARGO BANK, N.A.**, in its capacity as collateral trustee for the Secured Parties (as defined below) (in such capacity, the "Collateral Trustee").

WHEREAS, the Pledgors have entered into an Indenture dated as of November 16, 2004 (as it may be amended, amended and restated, supplemented or otherwise modified from time to time, the "Indenture") with Wells Fargo Bank, N.A., as trustee (in such capacity, the "Trustee"), pursuant to which Parent has authorized the issuance of its 12% Senior Secured Notes due 2011 (as such notes may hereafter be amended, amended and restated, supplemented or otherwise modified from time to time, the "Notes");

WHEREAS, pursuant to the Indenture, each Pledgor is entering into this Agreement in order to grant to the Collateral Trustee for the ratable benefit of the Holders, the Collateral Trustee and the Trustee (collectively, the "Secured Parties") a second priority security interest in the Pledged Collateral (as defined below);

WHEREAS, the Notes will be issued in reliance on each Pledgor's execution and delivery of this Agreement to the Collateral Trustee; and

WHEREAS, each Pledgor owns the outstanding membership interests, partnership interests and shares of capital stock in each of the entities set forth on Schedule A hereto.

NOW, THEREFORE, intending to be legally bound hereby, the parties hereto agree as follows:

1. *Defined Terms.*

(a) Except as otherwise expressly provided herein, capitalized terms used in this Agreement shall have the respective meanings assigned to them in the Indenture. Where applicable, and except as otherwise expressly provided herein, terms used herein (whether or not capitalized) shall have the respective meanings assigned to them in the Uniform Commercial Code as from in effect from time to time in the State of New York.

(b) "Capital Stock" means, with respect to any Person, any and all shares, interests, participations or other equivalents (however designated, whether voting or non-voting) in equity of such Person, including, without limitation, all common stock and preferred stock.

(c) "Foreign Subsidiary Voting Stock" means the Voting Stock of any Foreign Subsidiary.

(d)   "Foreign Subsidiary" means any Subsidiary of Parent organized under the laws of any jurisdiction outside the United States of America.

(e)   "Voting Stock" means, with respect to any Person, Capital Stock of any class or kind ordinarily having the power to vote for the election of directors, managers or other voting members of the governing body of such Person.

(f)   "Pledged Collateral" shall mean and include the following: (i) the membership interests and shares of capital stock listed on Schedule A attached hereto and made a part hereof, together with all rights and privileges pertaining thereto, including, without limitation, all securities and additional securities receivable in respect of or in exchange for such securities, all rights to subscribe for securities incident to or arising from ownership of such securities, all cash, interest, membership interests, stock and other dividends or distributions paid or payable on such securities, and all books and records owned by and in the possession of each Pledgor pertaining to the foregoing, including, without limitation, all membership interest and stock record and transfer books; (ii) any and all other securities hereafter pledged by each Pledgor to the Collateral Trustee to secure the Note Obligations, and all rights and privileges pertaining thereto, including, without limitation, all securities and additional securities receivable in respect of or in exchange for such securities, all rights to subscribe for securities incident to or arising from ownership of such securities, all cash, interest, membership interests, stock and other dividends or distributions paid or payable on such securities, and all books and records owned by and in the possession of each Pledgor pertaining to the foregoing and (iii) whatever is received when any of the foregoing is sold, exchanged or otherwise disposed of, including any proceeds as such term is defined in the Code, provided that, to the extent that and for so long as adverse tax consequences for Parent and its Subsidiaries organized under the laws of any jurisdiction within the United States of America would otherwise result from a pledge of all of the shares of capital stock of any Foreign Subsidiary, not more than 65% of the total outstanding Foreign Subsidiary Voting Stock of such Foreign Subsidiary shall be deemed pledged under the Collateral Documents.

2.   *Grant of Security Interests.*

Each Pledgor, to secure on a second priority basis the full and prompt payment and performance of all Note Obligations, hereby grants to the Collateral Trustee for the ratable benefit of the Secured Parties a security interest in all of such Pledgor's now existing and hereafter acquired and/or arising right, title and interest in, to and under the Pledged Collateral owned by such Pledgor, whether now or hereafter existing and wherever located.

3.   *Further Assurances.*

Prior to or concurrently with the execution of this Agreement, and thereafter at any time and from time to time upon reasonable request of the Collateral Trustee, each Pledgor shall deliver to the Collateral Trustee all financing statements, continuation statements and termination statements reasonably requested by the Collateral Trustee, and shall execute and deliver all assignments, certificates and documents of title, affidavits, reports, notices, schedules of account, letters of authority, further pledges and all other documents (collectively, the "Transfer Documents") which the Collateral Trustee may reasonably request, in form reasonably satisfactory to the Collateral Trustee, and take such other action which the Collateral Trustee may reasonably request, to perfect and continue perfected and to create and maintain the second priority status (or, after the Discharge of First Priority Claims (as defined in the Intercreditor Agreement), the first priority status) of the Collateral Trustee's security interest in the Pledged Collateral and to fully consummate the transactions contemplated under this Agreement, the other Collateral Documents, the Intercreditor Agreement, the Indenture and the Notes. Upon the occurrence of an Event of Default, subject to the provisions set forth in the Intercreditor Agreement, each Pledgor irrevocably makes, constitutes and appoints the Collateral Trustee (and any of Collateral Trustee's officers or employees or agents designated by Collateral Trustee) as such Pledgor's true and lawful attorney with power to sign the name of Pledgor on all or any of the Transfer Documents which the Collateral Trustee determines must be executed, filed, recorded or sent in order to perfect or continue perfected the Collateral Trustee's security interest in the Pledged Collateral, in accordance with the Intercreditor Agreement. Such power, being coupled with an interest, is irrevocable until the security interest of the Collateral Trustee in the Pledged Collateral is released pursuant to this Agreement and the other Collateral Documents.

4. *Representations and Warranties.*

Each Pledgor hereby represents and warrants to the Collateral Trustee as follows:

(a)   Such Pledgor has, and will continue to have (or, in the case of after-acquired Pledged Collateral, at the time it acquires rights in such Pledged Collateral, will have), title to the Pledged Collateral, free and clear of all Liens except Liens created under this Agreement and First Priority Liens (as defined in the Intercreditor Agreement);

(b)   The membership interests, partnership interests and capital stock constituting the Pledged Collateral have been duly authorized and validly issued to such Pledgor (as set forth on Schedule A hereto);

(c)   The security interests in the Pledged Collateral granted hereunder and the delivery to and possession by the Collateral Trustee thereof (or a bailee therefor) will create security interests that are valid, perfected and of second priority;

(d)   Subject to the provisions of the Intercreditor Agreement, there are no restrictions upon the pledge of the Pledged Collateral and each Pledgor has the power and authority and right to pledge the Pledged Collateral free of any encumbrances;

(e)   There are no actions, suits, or proceedings pending or, to its best knowledge, threatened against or affecting any Pledgor with respect to the Pledged Collateral, at law or in equity or before or by any governmental authority, and no Pledgor is in default with respect to any judgment, writ, injunction, decree, rule or regulation which could adversely affect its performance hereunder; and

(f)   The address of each Pledgor's principal place of business is as set forth in the Security Agreement.

5. *General Covenants.*

Each Pledgor hereby covenants and agrees as follows:

(a)   Each Pledgor shall do all acts that may be necessary and appropriate to maintain, preserve and protect the Pledged Collateral.

(b)   Each Pledgor shall appear in and defend any action or proceeding of which it is aware which could reasonably be expected to affect its title to, or the Collateral Trustee's interest in, the Pledged Collateral and the proceeds thereof; provided, however, that it may settle such actions or proceedings with respect to the Pledged Collateral with the consent of Collateral Trustee.

(c)   Each Pledgor shall keep accurate and complete records of the Pledged Collateral.

(d)   Each Pledgor shall pay any and all taxes, duties, fees or imposts of any nature imposed by any state, federal or local authority on any of the Pledged Collateral.

(e)   Each Pledgor shall permit the Collateral Trustee, its officers, employees and agents, during regular business hours, to inspect all books and records of such Pledgor related to the Pledged Collateral, provided that upon and during the continuance of an Event of Default, such inspections and visits shall not be confined to regular business hours.

(f)   During the term of this Agreement, each Pledgor shall not sell, assign, transfer or otherwise dispose of the Pledged Collateral, except as permitted by the Indenture.

6. *Other Rights With Respect to Pledged Collateral.*

In addition to the other rights with respect to the Pledged Collateral granted to the Collateral Trustee hereunder, at any time and from time to time, after an Event of Default, the Collateral Trustee, at its option and at the expense of the Pledgors, may, subject to the provisions set forth in the Intercreditor Agreement: (a) transfer into its own name, or into the name of its nominee, all or any part of the Pledged Collateral, thereafter receiving all dividends, income or other distributions upon the Pledged Collateral; (b) take control of and manage all or any of the Pledged Collateral; (c) apply to the payment of any of the Note Obligations, whether any be due and payable or not, any moneys, including cash dividends and income from any Pledged Collateral, now or hereafter in the hands of the Collateral Trustee (or a bailee therefor), on deposit or otherwise, belonging to any Pledgor, as the Collateral Trustee, in its sole discretion, shall determine; and (d) take any action related to the protection of the Pledged Collateral which such Pledgor is required but fails to do hereunder.

7. *Additional Remedies Upon Event of Default.*

Upon the occurrence of any Event of Default, subject to the provisions set forth in the Intercreditor Agreement, the Collateral Trustee shall have, in addition to all rights and remedies of the Collateral Trustee under the Code or other applicable law, and in addition to its rights under Section 6 above and under the other Collateral Documents, the following rights and remedies:

(a)   Subject to the provisions set forth in the Intercreditor Agreement, the Collateral Trustee may, after ten days' advance notice to each Pledgor, sell, assign, give an option or options to purchase or otherwise dispose of the Pledged Collateral, or any part thereof at public or private sale in accordance with securities laws, at any of the Collateral Trustee's offices or elsewhere, for cash, on credit or for future delivery, and upon such other terms as the Collateral Trustee may deem commercially reasonable. Each Pledgor agrees that ten days' advance notice of the time and place of any public sale or the time after which any private sale is to be made shall constitute reasonable notification. The Collateral Trustee shall not be obligated to make any sale of the Pledged Collateral regardless of notice of sale having been given. The Collateral Trustee may adjourn any public or private sale from time to time by announcement at the time and place fixed therefor, and such sale may, without further notice, be made at the time and place to which it was so adjourned. Each Pledgor recognizes that the Collateral Trustee may be compelled to resort to one or more private sales of the Pledged Collateral to a restricted group of purchasers who will be obliged to agree, among other things, to acquire such securities for their own account for investment and not with a view to the distribution or resale thereof.

The proceeds of any collection, sale or other disposition of the Pledged Collateral, or any part thereof, shall, after the Collateral Trustee has made all deductions of expenses, including, but not limited to, reasonable attorneys' fees and other out-of-pocket expenses incurred in connection with repossession, collection, sale or disposition of such Pledged Collateral or in connection with the enforcement of the Collateral Trustee's rights with respect to the Pledged Collateral in any insolvency, bankruptcy or reorganization proceedings, be applied against the Note Obligations, whether or not all the same be then due and payable in the manner set forth in the Indenture and the Security Agreement.

8. *Collateral Trustee's Duties.*

The powers conferred on the Collateral Trustee hereunder are solely to protect its interest in the Pledged Collateral and shall not impose any duty upon it to exercise any such powers. Except for the safe custody and preservation of any Pledged Collateral in its possession and the accounting for moneys actually received by it hereunder, the Collateral Trustee shall have no duty as to any Pledged Collateral or as to the taking of any necessary steps to preserve rights against prior parties or any other rights pertaining to any Pledged Collateral.

9. No Waiver; Cumulative Remedies.

No failure to exercise, and no delay in exercising, on the part of the Collateral Trustee, any right, power or privilege hereunder shall operate as a waiver thereof; nor shall any single or partial exercise of any right, power or privilege hereunder preclude any further exercise thereof or the exercise of any other right, power or privilege. The remedies herein provided are cumulative and not exclusive of any remedies provided under the other Collateral Documents or the Indenture or by applicable Law or in any other written instrument or agreement relating to the Note Obligations or any security therefor. Each Pledgor waives any right to require the Collateral Trustee to proceed against any other Person or to exhaust any of the Pledged Collateral or other security for the Note Obligations or to pursue any remedy in the Collateral Trustee's power.

10. _Assignment._

All rights of Collateral Trustee under this Agreement shall inure to the benefit of its successors and assigns. All obligations of the Pledgors shall bind its successors; provided, however, no Pledgor may assign or transfer any of its rights and obligations hereunder or any interest herein.

11. _Severability._

Any provision of this Agreement which shall be held invalid or unenforceable shall be ineffective without invalidating the remaining provisions hereof.

12. _Governing Law._

This Agreement shall be construed in accordance with and governed by the internal laws of the State of New York, except to the extent the validity or perfection of the security interests or the remedies hereunder in respect of any Pledged Collateral are governed by the law of a jurisdiction other than the State of New York.

13. _Notices._

All notices, requests, demands, directions and other communications (as used in this Section 13, collectively referred to as "notices") given to or made upon any party hereto under the provisions of this Agreement shall be in writing (including facsimile communication), unless otherwise expressly permitted hereunder, and shall be delivered or sent by facsimile or via nationally-recognized overnight courier, by hand or U.S. mail to the respective parties at the addresses and numbers set forth under their respective names provided in the Indenture or in accordance with any subsequent unrevoked written direction from any party to the other parties and delivered pursuant to the requirements of this Section 13. All notices shall, except as otherwise expressly herein provided, be effective: (a) in the case of facsimile, when received, (b) in the case of hand-delivered notice, when hand-delivered, (c) if given by mail, four days after such communication is deposited in the mail with first-class postage prepaid, return receipt requested, and (d) if given by any other means (including by air courier), when delivered.

14. _Specific Performance._

Each Pledgor acknowledges and agrees that, in addition to the other rights of the Collateral Trustee hereunder and under the other Collateral Documents and the Indenture, because the Collateral Trustee's remedies at law for failure of such Pledgor to comply with the provisions hereof relating to Collateral Trustee's rights: (a) to inspect the books and records related to the Pledged Collateral, (b) to receive the various notifications such Pledgor is required to deliver hereunder, (c) to obtain copies of agreements and documents as provided herein with respect to the Pledged Collateral, (d) to enforce the provisions hereof pursuant to which such Pledgor has appointed Collateral Trustee its attorney-in-fact, and (e) to enforce Collateral Trustee's remedies hereunder, would be inadequate and that any such failure would not be adequately compensable in damages, such Pledgor agrees that each such provision hereof may be specifically enforced, subject to the provisions set forth in the Intercreditor Agreement.

15. *Voting Rights and Rights to Receive Dividends or Distributions in Respect of the Pledged Collateral.*

This Agreement is given as security to secure performance of the Note Obligations. So long as no Event of Default shall occur and be continuing under the Indenture:

(a)   Each Pledgor may exercise any and all voting and other consensual rights pertaining to the Pledged Collateral or any part thereof for any purpose not inconsistent with the terms of this Agreement, the other Collateral Documents, the Indenture or the Intercreditor Agreement; provided, however, that such Pledgor will not exercise or will refrain from exercising any such right, as the case may be, if such action would have a material adverse effect on the grant of a security interest in the Pledged Collateral; and

(b)   Each Pledgor shall be entitled to receive cash dividends or other distributions in the ordinary course made in respect of the Pledged Collateral, to the extent permitted to be paid pursuant to the Indenture and the Intercreditor Agreement, so long as no Event of Default shall occur and be continuing.

16. *Entire Agreement; Amendments.*

This Agreement constitutes the entire agreement between the parties with respect to the subject matter hereof and supersedes all prior agreements relating to a grant of a security interest in the Pledged Collateral by each Pledgor. This Agreement may not be amended or supplemented except by a writing signed by the Collateral Trustee and each Pledgor and except in accordance with the Indenture and the Intercreditor Agreement.

17. *Reconveyance.*

The Collateral Trustee's right, title and interest hereunder with respect to the Pledged Collateral shall terminate and be discharged upon payment in full of the Note Obligations and the Collateral Trustee shall, upon such termination and discharge and at the request and sole expense of each Pledgor, take such action and execute and deliver, such documents and instruments necessary to terminate, release and discharge this Agreement and the security interest created hereby, and to reconvey the Pledged Collateral to such Pledgor.

18. _Counterparts._

      This Agreement may be executed in any number of counterparts, and by different parties hereto in separate counterparts, each of which when so executed shall be deemed an original and all of which taken together shall constitute but one and the same agreement.

19. _Descriptive Headings._

      The descriptive headings which are used in this Agreement are for the convenience of the parties only and shall not affect the meaning of any provision of this Agreement.

20. _Intercreditor Agreement._

      Notwithstanding anything herein to the contrary, the lien and security interest granted to the Collateral Trustee pursuant to this Agreement and the exercise of any right or remedy by the Collateral Trustee hereunder are subject to the provisions of the Intercreditor Agreement. In the event of any conflict between the terms of the Intercreditor Agreement and this Agreement, the terms of the Intercreditor Agreement shall govern and control.

[SIGNATURE PAGE FOLLOWS]

SIGNATURE PAGE - PLEDGE AGREEMENT

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed with the intention that it constitutes a sealed instrument as of the date first above written.

INTEGRATED ALARM SERVICES GROUP, INC.,
a Delaware corporation

By: /s/ Timothy M. McGinn
Title: Chairman of the Board & CEO
Name: Timothy M. McGinn

WELLS FARGO BANK, N.A., as Collateral Trustee

By: /s/ Joseph P. O'Donnell
Title: Assistant Vice President
Name: Joseph P. O'Donnell

MADISON PROTECTION, INC.

By: /s/ Timothy M. McGinn
Title: Authorized Person
Name: Timothy M. McGinn

SCHEDULE A TO PLEDGE AGREEMENT

(To Be Completed by Pledgor)

DESCRIPTION OF PLEDGED COLLATERAL

Pledgor	Issuer	Percentage	Certificate Number	Units/Shares
INTEGRATED ALARM SERVICES GROUP, INC.				1000